AB 2/26

[redacted]

SEC
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Section
FEB 22 2013
Washington DC
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SE(13011642 IISSION

a 2/25/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Hamel Road P.O. Box 275
(No. and Street)

Medina (City) MN (State) 55340-0275 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas F. Otten 952-475-0633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moquist Thorvilson Kaufmann & Pieper LLC
(Name – *if individual, state last, first, middle name*)

7650 Edinborough Way Suite 225 (Address) Edina (City) MN (State) 55435 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CGA 2/27/13

OATH OR AFFIRMATION

I, Douglas F. Otten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Securities, Inc., as of 12/31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

MARIA D MARTINEZ
Notary Public
Minnesota
My Commission Expires Jan. 31, 2014

2/14/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHERN SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

MOQUIST THORVILSON
KAUFMANN LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

NORTHERN SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

Form SIPC-3

FY 2012

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2012** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

TABLE OF CONTENTS

MOQUIST THORVILSON
KAUFMANN LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Northern Securities, Inc.
Medina, Minnesota

We have audited the accompanying statements of financial condition of Northern Securities, Inc. (the Company) as of December 31, 2012 and 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Securities, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Moquist Thorvilson Kaufmann LLC

Edina, Minnesota
February 18, 2013

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
www.mtkcpa.com

STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and equivalents	$ 11,690	$ 11,737
Accounts receivable (no allowance for doubtful accounts deemed necessary in 2012 and 2011)	2,578	1,282
Total assets	$ 14,268	$ 13,019
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities	$ -	$ -
Stockholder's equity:		
Common stock - no par value; 100 shares authorized, issued and outstanding	1,000	1,000
Additional paid in capital	19,683	17,983
Accumulated deficit	(6,415)	(5,964)
Total stockholder's equity	14,268	13,019
Total liabilities and stockholder's equity	$ 14,268	$ 13,019

See notes to financial statements.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2012 and 2011

	2012	2011
Revenue	$ 8,899	$ 11,608
Operating expenses:		
Compensation and benefits	3,496	3,087
Dues and subscriptions	-	292
Professional services	3,674	3,489
General and administrative	2,180	4,361
Total operating expenses	9,350	11,229
Income (loss) before income taxes	(451)	379
Income tax provision	-	-
Net income (loss)	$ (451)	$ 379

See notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
December 31, 2012 and 2011

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances, December 31, 2010	100	$ 1,000	$ 17,983	$ (6,343)	$ 12,640
Net income	-	-	-	379	379
Balances, December 31, 2011	100	1,000	17,983	(5,964)	13,019
Contributed capital	-	-	1,700	-	1,700
Net loss	-	-	-	(451)	(451)
Balances, December 31, 2012	100	$ 1,000	$ 17,983	$ (6,415)	$ 14,268

See notes to financial statements.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ (451)	$ 379
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(1,296)	535
Net cash flows provided by (used in) operating activities	(1,747)	914
Cash flows from financing activities:		
Contributed capital from stockholder	1,700	-
Loan repayment to stockholder	-	(820)
Net cash flows provided by (used in) financing activities	1,700	(820)
Net increase (decrease) in cash	(47)	94
Cash and equivalents, beginning of year	11,737	11,643
Cash and equivalents, end of year	$ 11,690	$ 11,737

See notes to financial statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Northern Securities, Inc. (the Company) was formed on March 14, 1994. The Company is a licensed broker-dealer selling mutual funds and annuities on a subscription basis. The Company is a member in good standing with the Financial Industry Regulatory Authority, Inc. (FINRA), having been accepted for membership on August 19, 1994. Its principle market is the Minneapolis/St. Paul metropolitan area.

The Company holds no customer securities or cash.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission (the "Rule"), based on the exemption provisions contained in Section K(1) of the Rule.

Concentrations of Risk

Major Customers

The Company derives 100% of its revenue from five major sources: four mutual fund companies and BTS, an investment advisory service. The five companies accounted for 100% of its revenue in 2012 and 2011. The total concessions receivable associated with these revenue sources as of December 31, 2012 and 2011 was $2,578 and $1,282, respectively.

	2012		2011	
Customer	Percent of Revenues	Percent of Receivables	Percent of Revenues	Percent of Receivables
Mutual fund companies	71%	52%	49%	100%
Investment advisory (BTS)	29%	48%	51%	0%

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents.

Fair Value of Financial Instruments

The financial instruments of the Company consist of cash and accounts receivable. The Company estimates the fair value of all financial instruments at the balance sheet date. The Company considers the carrying values of its financial instruments in the financial statements to approximate fair values due to their short-term nature.

Revenue Recognition

Revenues are recognized and recorded based on the customer contract renewal date. Contract renewals are typically performed on a quarterly or annual basis.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when potential for recovery is considered remote.

Income Taxes

The Company accounts for income taxes using an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax amounts are determined using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change in deferred tax assets and liabilities during the period. The Company has recorded a full valuation allowance for its net deferred tax assets as of December 31, 2012 and 2011 because realization of those assets is not reasonably assured.

The Company will recognize a financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2012 and 2011

2 INCOME TAXES

The provision (benefit) for income taxes consists of the following at December 31:

	2012	2011
Current	$ -	$ -
Deferred	(90)	90
Subtotal	(90)	90
Valuation allowance	90	(90)
Provision for income taxes	$ -	$ -

The provision for income taxes varies from the statutory rate applied to the total income (loss) as follows at December 31:

	2012	2011
Federal income tax expense (benefit) at 15%	$ (57)	$ 57
State tax expense (benefit), net of federal	(33)	33
Current valuation allowance	90	(90)
Provision for income taxes	$ -	$ -

Significant components of the Company's estimated deferred tax balances consist of the following at December 31:

	2012	2011
Deferred tax assets:		
Net operating loss carryforward	$ 330	$ 240
Valuation	(330)	(240)
Net deferred tax assets	$ -	$ -

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2012 and 2011

The Company has a total net operating loss carryforward of approximately $1,561 which begins to expire in 2028 through 2031. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has recorded a full valuation allowance against its net deferred tax assets because it is not currently able to conclude that it is more likely than not that these assets will be realized. The amount of deferred tax assets considered to be realizable could be increased in the near term if estimates of future taxable income during the carryforward period are increased.

The Company did not have any material unrecognized tax benefits as of December 31, 2012 and 2011. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision. The Company recorded no interest and penalties during the years ended December 31, 2012 and 2011 and had no accrued interest and penalties as of December 31, 2012 and 2011. The Company is subject to U.S. federal tax examinations by tax authorities for all tax years since the tax year ended December 31, 2008. The Company is open to state tax audits until the applicable statute of limitations expires.

3 PENSION PLAN

The Company sponsors a money purchase and profit sharing plan covering all employees. Company contributions are voluntary and at the discretion of the Board of Directors. The Company made no contributions to the plan in 2012 and 2011.

4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital in the amount of the greater of $5,000 or 6-2/3% of aggregated indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012 and 2011, the Company's net capital was $14,035 and $12,786, respectively, which was $9,035 and $7,786, respectively, in excess of the required net capital of $5,000. The Company's net ratio of aggregate indebtedness to net capital was 0.0 to 1 at December 31, 2012 and 2011.

5 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 18, 2013, the date which the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

MOQUIST THORVILSON
KAUFMANN LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors and Stockholder
Northern Securities, Inc.
Medina, Minnesota

We have audited the financial statements of Northern Securities, Inc. as of and for the years ended December 31, 2012 and 2011, and have issued our report thereon dated February 18, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the schedule that follows is required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Moquist Thorvilson Kaufmann LLC

Edina, Minnesota
February 18, 2013

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
www.mtkcpa.com

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2012	December 31, 2011
Computation of net capital:		
Total stockholder's equity	$ 14,268	$ 13,019
Less haircuts on securities, $11,626 x 2% and $11,625 x 2%, respectively	(233)	(233)
Net capital	$ 14,035	$ 12,786
Total aggregate indebtedness	$ -	$ -
Ratio of aggregate indebtedness to net capital	0%	0%
Reconciliation with Company's computation:		
Net capital as reported in Company's part II, FOCUS, Form X-17a-5 (unaudited)	$ 14,035	$ 12,786
Net audit adjustment	-	-
Net capital per above	$ 14,035	$ 12,786

See independent auditors' report on supplementary information.

MOQUIST THORVILSON
KAUFMANN LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
Northern Securities, Inc.
Medina, Minnesota

In planning and performing our audit of the financial statements of Northern Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · *Phone* 952-854-5700 · *Fax* 952-854-1163
www.mtkcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, except for the lack of segregation of duties. We consider this to be a material weakness and communicated it in writing to management and those charged with governance on February 18, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moquist Thorvilson Kaufmann LLC

Edina, Minnesota
February 18, 2013